Vast Secures AUD 700,000 Grant from Australia-Singapore Initiative for Decarbonising Shipping to Progress World-First South Australia Solar Fuels Project

•SA Solar Fuels will have the capacity to produce 7,500 tonnes per annum of sustainable fuels to meet the growing demand from maritime and aviation industries
•Funding will support industry-leading optimisation work as the project advances towards FEED following successful completion of pre-FEED

SYDNEY, Australia, 26th March 2025 – HyFuel Solar Refinery Pty Ltd, a subsidiary of Vast Renewables Limited (Vast) (Nasdaq: VSTE), has been awarded AUD 700,000 through the Australia-Singapore Low Emissions Technologies (ASLET) initiative for maritime and port operations. The funding will progress the development of South Australia Solar Fuels (SA Solar Fuels), a world-first sustainable fuels project collaboration between Vast and global energy company Mabanaft.
SA Solar Fuels, previously known as Solar Methanol 1 or SM1, is being developed to meet the rapidly growing demand for sustainable fuels by the maritime and aviation industries, which urgently need pathways to decarbonise fuel to meet net zero targets.
The SA Solar Fuels demonstration plant will be capable of producing 7,500 tonnes per annum of green methanol, enough to fuel multiple car ferries for sustainable tourism or short-sea shipping for bulk freight in Australia. The groundbreaking technology demonstrated by SA Solar Fuels has the potential to produce hydrogen-derived sustainable fuels which can be used to replace fossil fuels in logistical operations, offering a low-carbon alternative to power ships, planes or other industrial applications.
Preliminary front-end engineering and design (pre-FEED) for SA Solar Fuels has been completed by global engineering firms Fichtner and bse Methanol. ASLET’s support will fund further project optimisation ahead of commencing front-end engineering and design (FEED), which will address various technical, infrastructure, regulatory and commercial readiness elements of the project to ensure the successful adoption of green methanol in maritime operations.
Aimed at helping the maritime and port operations industries to accelerate towards a net-zero emissions future while delivering bilateral economic benefits, ASLET is co-delivered by Australia’s Commonwealth Scientific and Industrial Research Organisation (CSIRO) and the Maritime and Port Authority of Singapore, and is supported by the Governments of Australia and Singapore.
"We are delighted to receive this backing from ASLET, which recognises the potential of our project to play a significant role in decarbonising global fuel production. We believe SA Solar Fuels offers a scalable solution which can produce green fuels at lower cost than renewable-powered alternatives. We are looking forward to progressing towards FEED with our partners at Mabanaft and to advancing our global pipeline of green fuels projects,” said Vast CEO Craig Wood.
The ASLET funding is the latest boost of support for SA Solar Fuels, following the funding announced in January 2023 that Vast will receive up to AUD $19.48 million from the Australian Renewable Energy Agency (ARENA) and Mabanaft will receive up to EUR $12.4  million from Projektträger Jülich (PtJ) on behalf of the German government as part of the German-Australian Hydrogen Innovation and Technology Incubator (known as HyGATE).

Located at the Port Augusta Green Energy Hub, SA Solar Fuels will be powered by Vast’s next generation concentrated solar thermal power technology, which is expected to offer the lowest-cost energy source for green fuel production thanks to its ability to generate continuous heat and power. Calix, Vast’s principal CO2 supply partner on the project, will supply unavoidable industrial CO2 emissions through its co-located world-first carbon capture and utilisation demonstration plant. The CO2 will be synthesised with green hydrogen to create sustainable fuels.

About Vast
Headquartered in Australia, Vast is a renewable energy company developing clean energy solutions that enable 24/7 green, low-cost heat and power to decarbonise the grid, green fuels production for the transport industry, and hard-to-abate industries. Vast’s next generation CSP v3.0 approach utilises a proprietary, modular sodium loop to efficiently capture and convert the sun’s energy.

Visit www.vast.energy for more information.
Contacts
For Investors:
Caldwell Bailey
ICR, Inc.
VastIR@icrinc.com

For US media:
Matt Dallas
ICR, Inc.
VastPR@icrinc.com

For Australian media:
Zac Link
Wilkinson Butler
zachary@wilkinsonbutler.com

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